November 8, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention: Arthur Tornabene-Zalas

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-265154) of Holly Energy Partners, L.P., Holly Energy Finance Corp. and the additional registrant guarantors listed therein

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on November 10, 2022, or as soon thereafter as is practicable.

If you need additional information, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

[Signature Page Follows]

Very truly yours,

Holly Energy Partners, L.P.

By:	HEP Logistics Holdings, L.P. its general partner

By:	Holly Logistic Services, L.L.C., its general partner

By:	/s/ John Harrison
Name:	John Harrison
Title:	Chief Financial Officer

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